Exhibit (a)(2)

EMAIL ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER

May 16, 2007

We are pleased to announce that KLA-Tencor’s Tender Offer is officially launching today, May 16, 2007 and will remain open until June 14, 2007 at 11:59 p.m. Pacific Time (unless we extend it).

The Tender Offer will provide you with the opportunity to avoid the unfavorable tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your retroactively priced options. The specifics of the program are described in complete detail in the formal Offer to Amend or Replace that we filed with the Securities and Exchange Commission today. A copy of that document is available on the KLA-Tencor intranet at the following hyperlink:

http://ca1blwssfe01:38681/corp/hr/hronline/finances/stock_grants/Stock%20Grants%20Documents%20and%20Forms/TO2.pdf.

You may obtain a printed copy of these documents by contacting Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com. We urge you to read the Offer to Amend or Replace and the exhibits thereto very carefully.

Options will remain subject to adverse tax consequences under Section 409A until the close of the Tender Offer and the official amendment or replacement of such options on the first business day following the expiration of the Tender Offer. Therefore, we remind you that should you exercise your tendered options prior to the amendment or replacement of your tendered options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.

In order to tender one or more of your Eligible Options for amendment or replacement pursuant to the Offer, you must properly complete, duly execute and date your Letter of Transmittal and deliver it to KLA-Tencor Corporation, 160 Rio Robles, San Jose, California 95134, Attn: Tracy Laboy, either by mail, courier, hand delivery or facsimile ((408) 875-6677). We must receive your completed Letter or Transmittal before 11:59 p.m. Pacific Time on June 14, 2007. If we extend the Offer beyond that time, you must deliver your completed and executed Letter of Transmittal before the extended expiration date of the Offer.

KEY DATES TO REMEMBER

The commencement date of the Offer is May 16, 2007.

The Offer will expire at 11:59 pm Pacific Time on June 14, 2007 (unless we extend it).

The Eligible Options will be amended or replaced on June 15, 2007 (unless we extend the Offer). Please be aware that your option account at your broker may not accurately reflect the amendment or replacement for one to two business days following the amendment date.

The cash bonus will be paid on the first regularly scheduled payroll date after January 1, 2008, which is scheduled to be January 10, 2008.